UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person
Stich, John
(Last)        (First)        (Middle)
3050 East Hillcrest Drive
(Street)
Westlake Village, CA 91362
(City)           (State)           (Zip)

2.  Issuer Name and Ticker or Trading Symbol
Diodes Incorporated (DIOD)

3.   I.R.S. or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Day/Year
June 28, 2002

5.   If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director [X]
10% Owner [  ]
Officer (give title below) [ ] Other (specify below) [ ] Officer Title:

7. Individual or Joint/Group Filing (Check applicable line)
Form filed by One Reporting Person [X]
Form filed by More than One Reporting Person [ ]
If form filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)

2.   Transaction Date (Month/Day/Year)

2A. Deemed Execution Date, if any. (Month/Day/Year)

3.   Transaction Code (Instr. 8)
Code:
V:

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
Amount:
(A) or (D):
Price:

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

6.   Ownership Form (Instr. 4):
Direct (D) or Indirect (I):

7.   Nature of Indirect Beneficial Ownership (Instr. 4) (A) or (D)

  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr.3)
Common Stock

2.  Conversion or Exercise Price of Derivative Security
$8.53

3.  Transaction Date (Month/Day/Year)
6/28/2002

3A. Deemed Execution Date, if any. (Month/Day/Year)

4.   Transaction Code (Instr. 8)
Code: A
V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
A:  11,000
D:

6.  Date Exerciseable and Expiration Date (Month/Day/Year)
Date Exerciseable:  see Note A
Expiration Date:  6/28/2012

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
Title:  Common Stock
Amount:  11,000

8.   Price of Derivative Security (Instr. 5)
See Note B

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) 36,000

10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
Direct (D) or Indirect (I):  D

11.   Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:
Note A: Options exercisable in 3 equal annual installments beginning 6/28/2003. Note B: Options granted under Rule 16b-3 Plan.

/s/ Carl Wertz as Power of Attorney for John Stich
**Signature of Reporting Person
7/1/2002
Date


Reminder:
      Report on a separate line for each class of securities beneficially owned directly or indirectly. If the form is filed by more than one reporting person, see Instruction 4(b)(v).

      **Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:
    File three copies of this Form, on of which must be manually signed.
If space is insufficient, see Instruction 6 for   procedure.

http://www.sec.gov/divisions/corpfin/forms/4.htm
Last update: 09/05/2002